■ EX-99.1
Response to the Requested Disclosure from KRX regarding
POSCO’s review of investment value in Daewoo Shipbuilding & Marine
Engineering Co., Ltd.
POSCO is reviewing investment value of Daewoo Shipbuilding & Marine Engineering Co., Ltd., but nothing has been specifically determined yet. When any other decision is made, the disclosure will be made within 6 months.